QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

DRAGONWAVE INC.

Management Discussion & Analysis

For the three months ended May 31, 2010

July 7, 2010

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

        The following provides management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for three months ended May 31, 2010. This MD&A is dated July 7, 2010 and should be read in conjunction with our audited consolidated annual financial statements for the year ended February 28, 2010. For additional information and details, readers are referred to the audited annual consolidated financial statements for fiscal 2010, together with our audited annual consolidated financial statements and MD&A for fiscal 2009, and our Annual Information Form dated May 6, 2010 (the "AIF"), all of which are filed separately and are available at www.sedar.com or www.sec.gov/edgar.

        The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in US dollars. The information contained herein is dated as of July 7, 2010 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its subsidiaries, DragonWave Corp. and 4472314 Canada Inc. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in US dollars.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A other than statements that are reporting results or statements of historical fact are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding our strategic plans and objectives, growth strategy, customer diversification and expansion initiatives, and the expected use of proceeds from financing activities. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

Risks and Uncertainties

        Our financial performance, achievements and results may be impacted by risks and uncertainties related to our business. These risks and uncertainties include, but are not limited to the following:

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;
  •
  reliance on a small number of customers for a large percentage of revenue;
  •
  intense competition from several competitors;
  •
  competition from indirect competitors;
  •
  dependence on the ability to develop new products and enhance existing products;
  •
  a history of losses;
  •
  our ability to successfully manage growth;
  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;
  •
  the impact of the general economic downturn on our customers;
  •
  disruption resulting from economic and geopolitical uncertainty;
  •
  ability to successfully effect acquisitions of products or businesses and other risks associated with acquisitions;
  •
  currency fluctuations;
  •
  exposure to credit risk for accounts receivable;
  •
  pressure on our pricing models;
  •
  the allocation of radio spectrum and regulatory approvals for our products;
  •
  our customers' ability to secure a license for applicable radio spectrum;
  •
  changes in government regulation or industry standards that may limit the potential market for our products;
  •
  dependence on establishing and maintaining relationships with channel partners;
  •
  reliance on outsourced manufacturing;
  •
  reliance on suppliers of components;
  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;
  •
  risks associated with software licensed by us;
  •
  a lengthy and variable sales cycle;
  •
  dependence on our ability to recruit and retain management and other qualified personnel;
  •
  exposure to risks resulting from international sales and operations, including the requirement to comply with export control and economic sanctions laws;
  •
  product defects, product liability claims, or health and safety risks relating to wireless products;
  •
  risks associated with possible loss of our foreign private issuer status, and
  •
  risks and expenses associated with being a public company in the U.S.

        Readers are also referred to "Risk Factors" in the Company's Annual Information Form dated May 6, 2010, which is available at www.sedar.com and www.sec.gov./edgar. Although we have attempted to identify important factors that could cause our actual results to differ materially from our expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Recent unprecedented events in global financial and credit markets have resulted in high market price volatility and contraction in credit markets. These

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts on-going events could impact our business, financial condition and operating results in an unpredictable and possibly detrimental manner.

Change in Functional and Reporting Currency

        Effective March 1, 2010, the Company adopted the US dollar (USD) as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company's operations were measured in Canadian dollars (CAD) and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, "Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency". In accordance with EIC-130, assets and liabilities as at March 1, 2010, were translated into US dollars using the exchange rate in effect on that date and equity transactions were translated at historical rates. As the change took place on the first day of the fiscal year, there was no income statement or cash flow translation required. For comparative purposes, historical financial statements have been restated in US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect for these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders' equity (deficiency).

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

SELECTED FINANCIAL INFORMATION:

	Three Months Ended
	May 31, 2010	May 31, 2009
REVENUE	48,726	12,999
Cost of sales	27,495	8,509

Gross profit	21,231	4,490

	43.6%	34.5%
EXPENSES
Research and development	4,698	2,465
Selling and marketing	4,136	2,069
General and administrative	2,576	1,003
Investment tax credits	—	(49)

	11,410	5,488

Income (Loss) from Operations	9,821	(998)
Interest income	32	22
Investment (loss)	(49)	—
Foreign exchange gain (loss)	117	(1,374)

Net Income (Loss)	9,921	(2,350)
Income tax expense	231

Net and Comprehensive Income (Loss)	9,690	(2,350)

Basic income (loss) per share	0.26	(0.08)
Diluted income (loss) per share	0.26	(0.08)
Basic weighted average shares outstanding	36,916,893	28,569,238
Diluted weighted average shares outstanding	37,930,704	28,569,238

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

	As at May 31, 2010	As at February 28, 2010
Consolidated Balance Sheet Data:
Cash and cash equivalents	70,559	105,276
Short Term Investments	45,266	8,074
Total Assets	172,840	176,749
Total liabilities	24,916	37,903
Total shareholder's equity	147,924	138,846

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as DragonWave's audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with DragonWave's consolidated financial statements and related notes thereto.

	FY09			FY10				FY11
	Aug 31 2008	Nov 28 2008	Feb 28 2009	May 31 2009	Aug 31 2009	Nov 30 2009	Feb 28 2010	May 31 2011
Revenue	9,698	9,819	10,395	12,999	32,423	51,594	60,973	48,726
Gross Profit	3,327	3,398	2,696	8,509	18,795	29,453	34,808	21,231
Gross Profit %	34%	35%	26%	35%	42%	43%	43%	44%
Operating Expenses	5,926	5,947	5,501	5,488	8,099	10,334	12,229	11,410
Income from operations	(2,598)	(2,549)	(2,805)	(988)	5,529	11,807	13,936	9,821
Net income (loss) for the period	(1,538)	(203)	(1,972)	(2,350)	5,745	11,647	12,802	9,690
Net income (loss) per share
Basic	(0.05)	(0.01)	(0.07)	(0.08)	0.20	0.36	0.35	0.26
Diluted	(0.05)	(0.01)	(0.07)	(0.08)	0.19	0.34	0.34	0.26
Weighted average number of shares outstanding
Basic	28,555,335	28,555,716	28,536,427	28,569,238	28,620,162	32,604,077	36,461,643	36,916,893
Diluted	28,555,335	28,555,716	28,536,427	28,569,238	29,675,696	34,085,934	37,914,614	37,930,704
Total Assets	43,577	44,152	40,789	45,449	63,103	150,288	176,749	172,840

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the growth in our revenue, and the project nature of the network installations of our end-customers. In addition, results may fluctuate as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including strategic decisions by us such as acquisitions of complementary products or businesses.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

Overview

        DragonWave is a leading provider of high-capacity Ethernet microwave solutions that drive next-generation IP networks. Our carrier-grade point-to-point Ethernet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of our products is wireless network backhaul.

        In the first quarter of fiscal 2011, DragonWave recognized revenue of $48.7 million. This quarter's revenue represents a 275% increase over the first quarter of fiscal 2010 and a 20% decrease from the fourth quarter of fiscal 2010. Gross margin reached 43.6% for the three months ended May 31, 2010, which represents a 9.1% increase over the same period in the previous fiscal year, and a 0.7% increase over the fourth quarter of fiscal 2010. Strong sales levels combined with a favourable margin level have resulted in first quarter operating profit of $9.8 million, this compares to an operating loss of $1.0 million for the same period in the previous fiscal year. Net and comprehensive income for the quarter improved by $12.1 million from the same period in the previous year (Net income: first quarter fiscal 2011—$9.7 million; first quarter fiscal 2010—($2.4 million)).

        The dynamics in the first quarter of fiscal 2011 can be characterized into three main topics: meeting the requirements of our largest customer, diversifying our customer base, and continuing the migration of our new and existing products to lower cost contract manufacturers.

  Our Largest Customer

        We continue to focus on meeting the needs of our largest customer, the first 4G mover in North America. Meeting this customer's needs means not only ensuring that our supply chain is properly scaled to address the significant volume demands required, but also allows us to take into account its future requirements in our product development priorities. While we have not yet obtained visibility to the timing and scale of the next phase of this customer's network expansion, we believe our success in scaling to meet the requirements of the first phase of its roll-out speaks favourably to our ability to address their needs going forward. Sales to this carrier were $31.4 million higher in the first quarter of fiscal 2011 than they were in the first quarter of fiscal 2010.

  Customer Diversification and New Market Entry

        To continue to grow, we are focusing our efforts on expanding and diversifying our customer base. We are using a number of strategies to achieve this objective including increasing our presence globally, dedicating resources within North America to major national carrier accounts, investigating more partnerships and considering acquisitions which will support our focus on customer diversification and new market entry.

        We believe that to attract new customers in regions outside of North America we need to have knowledgeable sales and customer support representatives dedicated to these regions. Their proximity to new customers and their intimate understanding of local culture and language is enabling us to engage these markets more efficiently and gain access to more opportunities. With the addition of a Vice President of sales in Australia, DragonWave now has a sales and customer support presence in Canada, the United States, Europe, the Middle East, Singapore, Latin America and Australia. Our sales team has

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts continued to succeed in cultivating new customers as evidenced by shipments to seventeen new customers in the first quarter of fiscal 2011 in eleven different countries. The Middle East has been a particular area of strength and the announcement that Baud Telecom Company (BTC Networks) had selected DragonWave as its "vendor of choice" for wireless, last-mile enterprise access is an indication of that. One of BTC Networks' customers, Etihad Atheeb Telecom Company "GO", is expanding its footprint across Saudi Arabia by deploying DragonWave's Horizon Compact to flexibly support low-latency business services.

        As previously reported, another element of our growth strategy involves developing alliances with other companies to expand our customer reach. In February, 2010 we announced that we had signed an original equipment manufacturer (OEM) agreement with a world leader in mobile communications. We continue to expect that this alliance will effectively enable DragonWave's microwave radio system to be included in end-to-end mobile backhaul solutions in North America and Japan.

        Internationally, carriers are beginning to seek solutions which can address the growing demand for network capacity. According to "Mobile Dashboard: Wireless Trends and Directions, 2009", the number of downloads per month has increased from almost zero to 200 million over the past few years and the average data consumption per user has increased by a factor of five. We believe that these requirements are going to continue to increase, and DragonWave feels that packet based microwave technologies will be well positioned to capture a sizable portion of the available backhaul market for reasons including cost, time to implementation, capacity and scalability. Recent bid activity with carriers, in regions including Mexico, is an indication of the interest in these solutions. In addition, the 3G spectrum auction in India which ended in May, 2010 opens a new market for packet microwave. DragonWave is actively working on how best to open a channel into this and other emerging markets.

Revenue from Customers Excluding the Largest Customer
Q1 FY2010 to Q1 FY2011
(USD millions)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

  Manufacturing Strategy

        DragonWave began to utilize the services of a contract manufacturer in Malaysia at the beginning of fiscal 2010. Utilizing this strategy is enabling the Company to reduce the cost of manufacturing, and position us to quickly meet increases in demand. The strategy was successful in fiscal 2010 as these decisions contributed to our ability to meet a 4x increase in sales and improve our margin by 8.2%. We are continuing with this strategic direction by moving more of our existing product line to this location. In addition, we have invested in the test equipment which will provide the capability to manufacture and perform final test procedures on our latest product line, Horizon Quantum. DragonWave continues to utilize the manufacturing capability of North American contract manufacturers as well, which provide both valuable manufacturing services and repair capability.

Share Repurchase

        On April 9, 2010, the Toronto Stock Exchange (the "TSX") accepted DragonWave's notice of intention to repurchase up to 3,508,121 common shares (10 percent of DragonWave's public float of common shares issued and outstanding as of March 31, 2010) through a normal course issuer bid ("NCIB"). The NCIB was effective April 13, 2010 and will expire April 12, 2011 or such earlier date as DragonWave may complete its purchases under the NCIB. Daily purchases over the facilities of the NASDAQ are limited to 25% of the average daily trading volume of the common shares on NASDAQ other than pursuant to block purchase exemptions. Daily purchases over the facilities of the TSX are limited to 136,643 shares other than pursuant to block purchase exemptions. The prices that DragonWave will pay for the common shares purchased will be the market price of the shares at the time of acquisition. Any shares purchased under the NCIB will be cancelled.

        During the quarter ended May 31, 2010, DragonWave acquired 174,400 common shares pursuant to the NCIB at prevailing market prices. Between May 31, 2010 and July 2, 2010, DragonWave has repurchased a further 501,400 shares. As a result, up to July 2, 2010 a total of 675,800 shares have been repurchased for a total cost of $4.0 million.

Revenue and Expenses

  Revenue

        We evaluate revenue performance over three main geographic regions. These regions are North America; Europe, the Middle East and Africa ("EMEA"); and Rest of World ("ROW"). The following table sets out the portion of new customers and existing customers we shipped to in the first quarter of fiscal 2011.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

Number of Customers Shipped to in the Quarter Ended May 31, 2010

        The ability for the Company to attract new customers in multiple geographic regions is evident from the chart above. We believe that our growth strategy hinges, in part, on new customer acquisition and on our ability to penetrate markets both inside and outside of North America wherever the wireless backhaul market is expanding.

        The table below breaks down the revenue earned by region for the three month period ending May 31, 2010 and compares these figures to the same periods in the prior fiscal year. Excluding revenue associated with our largest customer (Q1 FY2011—$38.1 million; Q1 FY2010—$6.7 million) the sales within North America for the first quarter of fiscal 2011 were $4.8 million up from $3.4 million in the previous year. Revenue from customers outside of North America exceeded this value reaching $5.8 million in the first quarter of fiscal 2011 up from $3.1 million in the previous fiscal year.

	Three months ended
	May 31, 2010		May 31, 2009
	$	%	$	%
North America	42,916	88.1%	10,474	80.6%
Europe, Middle East and Africa	5,448	11.2%	2,467	19.0%
Rest of World	362	0.7%	58	0.4%

	48,726		12,999

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. In addition to the cost of product payable to outsourced manufacturers, we incur expenses associated with final configuration, testing, logistics and warranty activities. Final test and assembly for the links sold by us is carried on both at our premises and that of our contract manufacturers'. We use primarily the services of two outsourced manufacturers with locations in North America and Malaysia.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

        Research and development costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Our facilities are leased from a related party that is controlled by one of our directors and shareholders. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three months ended May 31, 2010 and May 31, 2009

Revenue

Three months ended May 31
2010	2009
$48,726	$12,999

        Revenue for the first quarter of fiscal 2011 increased by $35.7 million compared with the three month period ended May 31, 2009.

        The primary drivers for the increases are as follows:

Changes to Revenue: Three months ended May 31, 2010 vs Three months ended May 31, 2009

North American national carrier	31.4
Regional Carriers and Distributors in EMEA	2.4
Canadian national carrier	0.7
Regional Carriers and Distributors in North America	0.5
New Customers	0.4
Regional Carriers and Distributors in ROW	0.2
Engineering Services	0.1

Total	35.7

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

Gross Profit

Three months ended May 31
2010	2009
$21,231	$4,490
43.6%	34.5%

        Our gross margin climbed to 43.6% for the three month period ended May 31, 2010. This represents a 9.1% increase over the same period in the previous fiscal year. We have been reducing the costs of supply for several quarters by migrating production and test to a contract manufacturing facility in Malaysia. The cost reduction benefits associated with this decision began to be realized in the second quarter of fiscal 2010. Volume discounts made available as demand has increased are also having a favourable impact on our margin performance. Labour and manufacturing costs incurred have not increased as significantly as sales volumes and this has continued to benefit the gross margin in the first quarter of fiscal 2011. The Company believes that the gross margin is at the high end of the achievable level based on current technology, manufacturing strategies and pricing pressures.

Research and Development

Three months ended May 31
2010	2009
$4,698	$2,465

        Research and development ("R&D") expenses increased by $2.2 million for the three month period ended May 31, 2010 when compared with the same periods in the prior fiscal year.

        A number of factors have contributed to the increased spending in R&D. First, the Company expanded its R&D organization which resulted in compensation and other headcount associated spending increasing year over year by $1.8 million. As well, material spending associated with prototype builds for products still in the design phase, and depreciation on R&D equipment used in the design process accounted for $0.4 million of the increase.

Selling and Marketing

Three months ended May 31
2010	2009
$4,136	$2,069

        Sales and marketing expenses increased $2.1 million in the three months ended May 31, 2010 relative to the same three month period in the previous fiscal year.

        The sales, marketing and customer support organizations have all grown over the past year in response to our bid to both expand our customer base and adequately support our customer's globally. Compensation costs connected with this headcount growth resulted in $1.0 million in higher spending.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

Higher variable compensation associated with revenue performance accounted for $0.7 million of the increase. Finally, travel costs marketing initiatives and spending related to new offices outside of North America accounted for the remaining variance of $0.4 million.

General and Administrative

Three months ended May 31
2010	2009
$2,576	$1,003

        General and administrative expenses increased by $1.6 million for the three months ended May 31, 2010 when compared to the same three month period in the previous fiscal year.

        The increase in spending in the quarter can be primarily attributed to higher compensation costs related to an increase in resources in a variety of areas (first quarter of FY11 higher by $0.8 million). As the Company has grown, business taxes, and insurance have also increased (first quarter of FY11 higher by $0.4 million). We are now listed on both the NASDAQ and the TSX, a change from this quarter in fiscal 2010, and this change has also contributed to higher head office costs associated with professional fees and travel (first quarter of FY11 higher by $0.4 million).

Investment Tax Credits

Three months ended May 31
2010	2009
$—	$(49)

        In prior years we were able to claim benefits under the Ontario Innovation Tax Credit program. During the fourth quarter of fiscal 2010, it was determined that the higher revenue and asset levels of the consolidated company would eliminate the entitlement to claim any benefit in Canada.

Interest Income (Net)

Three months ended May 31
2010	2009
$32	$22

        Interest rates on investments are extremely low at present. As a result, despite the Company's healthy cash position, interest income earned by the Company in the three month period ended May 31, 2010 was relatively low.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

Investment (Loss)

Three months ended May 31
2010	2009
$(49)	$—

        In May, 2010 we made short term investments which carried a fixed yield and term to maturity. Because these investments are reflected on the balance sheet at their market value, and the interest rates increased between the date they were purchased and May 31, 2010, an unrealized investment loss was booked to reflect the reduction in the market value of the investment.

        A portion of the Company's available cash resources have been invested in low risk investment vehicles with a variety of maturity dates to maximize our returns while ensuring our cash is easily accessed for the Company's business priorities and that our risk is kept at a minimum.

Foreign Exchange Gain (Loss)

Three months ended May 31
2010	2009
$117	$(1,374)

        The small foreign exchange gain recognized in the first quarter of fiscal 2011 resulted from the translation of monetary accounts denominated in currencies other than the USD at May 31, 2010 in an environment where the USD was becoming relatively weaker. When comparing the gain and loss between the two years it is important to bear in mind that on March 1, 2010 the Company began to report in USD. Prior to that date all USD financial assets were re-valued to reflect the fair value in CAD. As at May 31, 2010 only 9% of our cash, 7% of our trade receivables, and 21% financial liabilities are held in currencies other than the USD. As a result the foreign exchange gain (loss) resulting from such revaluations has been minimized.

Income Taxes

Three months ended May 31
2010	2009
$231	$—

        Income tax expense relates primarily to DragonWave's wholly owned U.S. subsidiary, where available net operating losses are not sufficient to offset taxable income. In Canada, DragonWave has utilized its tax carry-forward balances to eliminate current taxes.

        We have a number of tax carry-forward pools (including loss carry-forwards and scientific research and experimental development expenses), primarily in Canada, available to us to reduce future taxable income. At the end of fiscal 2010, the total of these carry-forwards was $51,677 for use in fiscal 2011 and future years. Except for benefits recorded in respect of U.S. operating losses and timing differences, income tax benefits relating to these carryforwards have not been recognized in the consolidated financial

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts statements as recognition requirements under the liability method of accounting for income taxes were not met.

Liquidity and Capital Resources

        As at May 31, 2010, we had a credit line in place with a major U.S.-based bank which allows borrowing to support working capital requirements of up to $17.0 million and capital expenditure requirements of up to $3 million.

        The table below outlines selected balance sheet accounts and key ratios:

	As at May 31, 2010	As at February 28, 2010
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	70,559	105,276
Short Term Investments	45,266	8,074
Working Capital	141,688	133,343
Long Term Assets	8,672	7,605
Long Term Liabilities	2,436	2,102
Working Capital Ratio	7.3 : 1	4.7 : 1
Days Sales Outstanding in accounts receivable	64 days	47 days
Inventory Turnover	3.8 times	5.7 times

Cash and Cash Equivalents, and Short Term Investments

        As at May 31, 2010, the Company had $115.8 million in cash and cash equivalents plus short term investments ("Cash") representing a $2.4 million increase from the Cash balance at February 28, 2010 (Balance at February 28, 2010: $105.3 million in cash and cash equivalents + $8.1 million in short term investments). Before taking into effect the $1.1 million reduction as result of repurchasing our shares, the Company generated approximately $3.5 million of Cash in the first three months of fiscal 2011 from net income. The Company continues to use its Cash resources to invest in capital equipment needed to meet evolving R&D needs and growing capacity requirements (acquisitions year to date in fiscal 2011 = $2.2 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

Working Capital

Changes in working capital	February 28, 2010 to May 31, 2010
Beginning Working Capital Balance (current assets—current liabilities)	133,343
Cash and cash equivalents & short term investments	2,475
Trade Receivables	(11,239)
Other receivables	(818)
Inventory	4,096
Prepaid Expenses	615
Current Income Tax Asset	(105)
Accounts Payable and accrued liabilities	12,632
Taxes Payable	472
Deferred Revenue	217

Net Change in Working Capital	8,345

Ending Working Capital Balance	141,688

        Working capital is calculated as the difference between our current assets and current liabilities. Our working capital balance increased to $141.7 million between February 28, 2010 and May 31, 2010. One of the most significant impacts related to the increase in inventory. The decrease in accounts receivable also had a significant impact, however, the reduction in accounts receivable, which reduced working capital, was offset by the decrease in accounts payable and accrued liabilities balances which increased the working capital balance.

        The days sales outstanding in accounts receivable, ("DSO"), as at May 31, 2010 was 64 days. This calculation was 17 days higher than the DSO of 47 days at February 28, 2010. We evaluate DSO by determining the number of days of sales in the ending accounts receivable balance with reference to the most recent monthly sales, rather than average yearly or quarterly values.

        Inventory turnover for May 31, 2010 was 3.8 times for the three month period then ended, a decrease from the number of turns calculated at February 28, 2010. Turnover is calculated with reference to the most recent monthly standard cost of goods sold and is based on the period ending inventory balance of production related inventory (net of labour and overhead allocations).

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

Cash Inflows and Outflows:

	Quarter Ended
	May 31 2009	Aug 31 2009	Nov 30 2010	Feb 28 2010	May 31 2010
Beginning Cash (incl Short Term Investments)	18,493	20,048	19,466	98,356	113,350
Normal Operations
Net Income (Loss)	(2,350)	5,745	11,647	12,802	9,690
Changes in Non-Cash Working Capital	3,883	(5,528)	1,183	710	(5,034)
Capital Asset Purchases	(482)	(1,368)	(2,820)	(1,120)	(2,225)
Line of Credit/Option proceeds & other	39	33	(543)	1,694	147
Non Cash items included in Net Income	465	536	808	908	951

Total Cash (Used) / Generated	1,555	(582)	10,275	14,994	3,529
NASDAQ IPO (Repurchase)	—	—	68,615	—	(1,054)

Ending Cash (incl Short Term Investments)	20,048	19,466	98,356	113,350	115,825

Cash Used in Operating Activities

        The positive impact to Cash of the net income of $9.7 million was offset by the growth in non-cash working capital of $5.0 million.

Investing Activities (Purchase of Capital Assets)

        We are continuing to invest in capital equipment to support engineering programs as well as the manufacturing and test capabilities associated with current and new products. In the quarter, the Company invested in additional capital in the amount of $2.2 million.

Financing Activities

        During the three months ended May 31, 2010 we repurchased 174,400 shares for a total cost of $1.1 million. See "Share Repurchases".

        We disclosed our expectations regarding the use of net proceeds ($68.6 million) of the Offering in our supplemented short form PREP prospectus dated October 14, 2009. The following table summarizes

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts progress to May 31, 2010 against the use of net proceeds disclosed in the prospectus, other than proceeds which were described as being allocated to working capital:

Description of Expected Use of Proceeds	Amount of Net Proceeds	Status as at May 31, 2010
Strengthen our balance sheet	$27.4 million	As of May 31, 2010 the Company had $115.8 million in Cash on its balance sheet, consisting of net proceeds of the Offering that have not yet been allocated as well as cash flow from operations.
Fund efforts to increase sales penetration in regions outside of North America	$13.7 million	Between October 14, 2009 and May 31, 2010 the Company expended approximately $2.2 million to fund efforts to increase sales penetration outside of North America.
Provide source of funding for potential future acquisitions	$6.8 million	To date, the Company has not made any acquisitions.

        In addition to cash raised through financing activities, we generate substantial cash flow from operations which is also allocated to the foregoing uses, as described in the table, as well as to fund operations and other initiatives. As disclosed in the Offering prospectus, management has broad discretion in how it uses the net proceeds received from financing activities. We may re-allocate the net proceeds of the Offering from time to time having consideration to our strategy relative to the market and other conditions in effect at the time, including those factors discussed above under the heading "Risks and Uncertainties". As discussed our current focus is on diversifying our customer base through a strategy that includes product innovation, expansion of our geographic markets, OEM arrangements and mergers and acquisitions, and we expect that our available funds will be used to support these and related initiatives as well as other elements of our growth strategy.

Liquidity and Capital Resource Requirements

        Based on our recent performance, current revenue expectations, and funds raised through the financing activities of the previous year, our management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

Commitments as at May 31, 2010

        Future minimum operating lease payments as at May 31, 2010 per fiscal year are as follows:

Fiscal Year	$(000's)
2011	855
2012	792
2013	88
2014	13
Thereafter	—

Total	1,748

        In the normal course of its business activities, the Company is subject to claims and legal actions. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        The common shares of the Corporation are listed on the TSX under the symbol DWI and on the NASDAQ under the symbol DRWI.

	Outstanding	Exercise Price Range	Weighted Avg Exercise Price
Common shares	36,789,760	n/a	n/a
DWI on NASDAQ on May 31, 2010	$5.97

Market Capitalization	$219,634,867
Stock option—common shares	1,709,440	CAD 1.34—CAD 13.74	CAD 4.46
Warrants—common share	71,855	$3.40—$8.69	$5.80

        The information presented is at May 31, 2010.

Off-Balance Sheet Arrangements

        We lease space for our headquarters in Ottawa, Ontario, Canada. Our R&D, services and support, and general and administrative groups operate from our headquarters. We also lease warehouse space in Ottawa, Ontario, Canada. Both leases expire in November 2011. We lease additional warehouse space on a month by month basis. Our rental costs including operating expenses total $89 thousand per month. In April, 2008 we signed a lease agreement in England. The lease expires in April, 2013 and rental costs including operating costs total $7 thousand per month.

        We use an outsourced manufacturing model whereby most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. We have purchase orders in place currently for raw materials and manufactured products in addition to capital expenses and services. All purchase orders reflect our current view on revenue and cash flow.

Financial Instruments

        Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	May 31, 2010	February 28, 2010
Held-for-trading(1)	115,825	113,350
Loans and receivables(2)	17,798	28,990
Other financial liabilities(3)	19,831	31,269
(1)
Includes cash, cash equivalents, and short term investments

(2)
Includes trade receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, short term investments, trade receivables, other receivables, line of credit, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Interest rate risk

        Cash and cash equivalents with variable interest rates expose the Company to interest rate risk on these financial instruments. The Company pays interest on its line of credit at the bank's prime rate of interest plus 1%, and has interest rate risk exposure due to changes in the bank's prime rate. The line of credit was not utilized as at May 31, 2010.

Credit risk

        In addition to trade receivables, the Company is exposed to credit risk in its cash and cash equivalents, and short term investments in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

Foreign exchange risk

        The following table summarizes the currency distribution of the Company's financial instruments in US dollars, as at May 31, 2010:

	May 31, 2010			February 28, 2010
	US Dollars	CDN Dollars	Other Currency	US Dollars	CDN Dollars	Other Currency
Cash, cash equivalents and short-term investments	91%	9%	0%	86%	13%	1%
Trade receivables	93%	5%	2%	93%	6%	1%
Financial liabilities	79%	21%	0%	65%	35%	0%

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the US dollar had appreciated 1 percent against all foreign currencies at May 31, 2010, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a reduction of after-tax net income of $85 for the period ended May 31, 2010 (period ended May 31, 2009—$113), with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at May 31, 2010.

Transactions with Related Parties

        The Company leases premises from a real estate company controlled by a member of the Board of Directors. During the three months ended May 31, 2010, the Company paid $0.3 million (three months ended May 31, 2009—$0.2 million), relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at May 31, 2010 was $0.1 million (February 28, 2010—$70 thousand) and is included in accounts payable and accrued liabilities. These amounts have been allocated amongst various expense accounts.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

Description of Credit Facilities

Bank Line of Credit

        As at May 31, 2010, the Company had drawn $nil (February 28, 2010—$nil), on an operating credit facility with a limit of $17.0 million (February 28, 2010—$10.0 million). Interest is calculated at the bank's prime rate of interest plus 1% (February 28, 2010—1.75%) and resulted in a weighted average effective rate of nil for the three months ended May 31, 2010 (given that we had nothing outstanding), (three months ended May 31, 2009—3.92%). An amount of $0.3 million has been reserved against the operating line of credit to secure letters of credit to support performance guarantees. The Company has provided a general security agreement on trade receivables. The Company was in compliance with the financial covenants included in the lending agreement as at May 31, 2010.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

        The Company has drawn nil (February 28, 2010—nil) on a capital expenditure facility with a limit of $3.0 million (February 28, 2010—$3.0 million).

Controls and Procedures

        In compliance with the Canadian Securities Administrators' National Instrument 52-109—Certification of Disclosure in Issuers' Annual and Interim Filings, we have filed certificates signed by our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting. These reports were filed for the three months ended May 31, 2010 and the twelve months ended February 28, 2010. During the three month period ending May 31, 2010 no significant changes in internal controls occurred.

        Commencing with our fiscal year ended February 28, 2011, we will be required to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and an attestation report by our independent auditors addressing this assessment.

Critical Accounting Policies and Estimates

Inventory

        We value inventory at the lower of cost and market. We calculate the cost of raw materials on a standard cost basis, which approximates average cost. Market is determined as net realizable value for finished goods, raw materials and work in progress. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of our broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. We consider software to be incidental to the product. Services range from installation and training to basic consulting. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met. Additionally, our business agreements may contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenue to each component of the arrangement using the residual value method, based on vendor-specific objective evidence of the fair value of the undelivered elements. These elements may include one or more of the following: advanced replacement, extended warranties, training, and installation. We allocate the arrangement fee, in a multiple-element transaction, to the undelivered elements based on the total fair value of those undelivered elements, as indicated by vendor-specific objective evidence. This portion of the arrangement fee is deferred. The difference between the total arrangement fee and the amount deferred

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts for the undelivered elements is recognized as revenue related to the delivered elements. In some instances, a group of contracts or agreements with the same customer may be so closely related that they are, in effect, part of a single multiple element arrangement and, therefore, we would allocate the corresponding revenue among the various components, as described above.

        We generate revenue through direct sales and sales to distributors. Revenue on stocking orders sold to distributors is not recognized until the end-user is identified.

        We evaluate arrangements that include services such as training and installation to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue allocable to the other elements is deferred until the services have been performed. When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

        We recognize revenue associated with extended warranty and advanced replacement rateably over the life of the contract.

        We recognize revenue from engineering services or development agreements according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. We calculate warranty costs on a percentage of revenue per month based on current actual warranty costs and return experience.

        We record shipping and handling costs borne by us in costs of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Government assistance and investment tax credits relating to ongoing R&D costs are recorded as a recovery of the related R&D expenses, where such assistance is reasonably assured.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future tax assets and liabilities are measured using substantively enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the future tax assets will be realized in the future.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

        We periodically review our provisions for income taxes and the valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

Future Accounting Changes

        In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards ("IFRS") over a transitional period to be complete by 2011 (first quarter of fiscal 2012). We will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. The International Accounting Standards Board currently has projects underway that should result in new pronouncements that continue to evolve IFRS.

Transition to IFRS

        We will be required to report consolidated year end financial statements under IFRS for the first time on February 28, 2012 and the interim financial statements starting March 1, 2011. We are aware of the magnitude of the effort involved to succeed in such a transition and have begun the process to prepare for this eventuality.

        We started on the conversion plan in the first half of our 2010 fiscal year with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: diagnostic, development and implementation.

        The first phase includes the identification of significant differences between the current Canadian GAAP standards and IFRS that are relevant to us and a review of the alternatives available upon adoption. We performed a diagnostic review and established the most significant differences applicable to us. Canadian GAAP and IFRS differ in the following areas: share based payments, revenue recognition, property and equipment, leases, provisions, reporting currency, accounting for income taxes and presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2010
Tables are expressed in USD $000's except share and per share amounts

  Results of Development Stage:

	Financial Impact	Disclosure Impact
Share Based Payments	✓	✓
Revenue		✓
Property, Plant & Equipment		✓
Leases		✓
Provisions	✓	✓
Reporting Currency		✓
Income Tax	✓	✓
Financial Statement Presentation		✓

        The second phase, which will begin in the second fiscal quarter of 2011, includes identification, evaluation and selection of accounting policies necessary for us to change over to IFRS as well as potential first-time adoption exemptions. During this phase, we will assess the impact of the transition on our ERP system and internal controls over financial reporting. We will take steps to appropriately document new policies and begin to pull together the information that we need for the additional disclosure required under IFRS. The IFRS compliant statements will be required in Q1 FY2012 as comparatives to our statements released at that time. During this phase of the project we will also be addressing the training requirements for our finance team.

        The implementation phase will integrate all the solutions into our financial system and processes that are necessary for us to convert to IFRS and will begin in the second half of fiscal 2011.

        The Canadian Securities Administrators' National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies which are also SEC registrants the option to prepare their financial statements under US GAAP. DragonWave is a SEC registrant and is in the process of considering the implications of conversion to US GAAP as compared to Canadian GAAP and IFRS.

QuickLinks

  Exhibit 99.3